UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-11037

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Praxair Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Praxair, Inc.

39 Old Ridgebury Road

Danbury, Connecticut 06810-5113

Praxair Retirement Savings Plan

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

The Praxair Retirement Savings Plan

Danbury, Connecticut

We have audited the accompanying statements of net assets available for benefits of The Praxair Retirement Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ BDO Seidman, LLP
Philadelphia, Pennsylvania
June 15, 2009

Praxair Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2008 and 2007

	December 31,
	2008	2007
Assets:
Investments, at fair value (Note 5)	$790,313,591	$1,099,846,020
Loans to participants	22,107,567	22,065,681

Total Investments	812,421,158	1,121,911,701

Contributions receivable:
Participants	141,680	152,985
Employer	65,201	65,312

Total Receivables	206,881	218,297

Total Assets	812,628,039	1,122,129,998

Liabilities:
Accrued expenses	22,466	244,511

Net Assets Available for Benefits at Fair Value	812,605,573	1,121,885,487

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 3)	10,302,295	1,919,075

Net Assets Available for Benefits	$822,907,868	$1,123,804,562

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2008

Additions to (Deductions from) Net Assets
Contributions:
Participants	$34,835,907
Employer	15,092,407
Rollovers from other plans (Note 2)	2,907,973

Total Contributions	52,836,287

Investment income (loss):
Net depreciation in fair value of investments (Note 5)	(301,057,072)
Interest and dividends	28,335,807
Interest on participant loans	1,285,993

Net Investment Loss	(271,435,272)

Benefit payments to participants	(81,930,098)
Administrative expenses	(364,754)

(82,294,852)

Decrease in Net Assets	(300,893,837)

Transfers from other plans (Note 9)	343,459
Transfers to other plans (Note 9)	(346,316)

Net Assets Available for Benefits
Beginning of year	1,123,804,562

End of year	$822,907,868

The accompanying notes are an integral part of these financial statements

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 1 - Inception of the Plan

Praxair, Inc. (the “Company”) established The Savings Program for Employees of Praxair, Inc. and Participating Subsidiary Companies on June 30, 1992. Effective July 1, 2002, the Plan was renamed the Praxair Retirement Savings Plan (the “Plan”).

Note 2 - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions. The following information may not apply to employees covered under a bargaining unit agreement.

General

The Plan is a defined contribution plan and is administered by the Administration and Investment Committee for the Praxair Retirement Savings Plan (the “Administrator”). The activities of the Administrator are overseen by the Finance and Pension Committee of the Board of Directors of Praxair, Inc. The Trustee of the Plan’s assets is Fidelity Management Trust Company (“Fidelity”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility

All regular full-time employees (as defined in the Plan) of the Company and any of its affiliates that have adopted the Plan, are eligible to participate in the Plan. Part-time employees (as defined in the Plan) of the Company and its participating affiliates are eligible to participate in the Plan following their completion of certain minimum service requirements as set forth in the Plan.

Contributions

Participant contributions to the Plan are made through payroll deductions. Contributions for all Plan participants are calculated as a percentage of compensation (as defined in the Plan) based on contribution limits established by the Administrator. Non-highly compensated employees (as defined in the Internal Revenue Code (the “Code”)) are allowed to contribute up to 40% of their eligible compensation on either a before-tax or after-tax basis or a combination of both. Highly compensated employees (as defined in the Code) are allowed to contribute up to 13% of their compensation, of which up to 9% may be before-tax. The Plan must meet the actual deferral percentage tests in Section 401(k)(3)(A) of the Code. All participants’ before-tax contributions are limited, however, to an indexed annual amount prescribed by the Internal Revenue Service (the “IRS”), which amounted to $15,500 in 2008 and 2007. All employees who are eligible to make deferrals under the Plan and who have attained age 50 before the close of the Plan year, may elect to make additional “catch-up” contributions for the Plan year. For 2008, the maximum catch-up contribution amount permitted under the Code was $5,000.

All newly hired eligible employees are automatically enrolled in the Plan at a pre-tax contribution rate of 3% of eligible compensation unless the employee affirmatively elects not to participate in the Plan or elects to participate at a different rate. Prior to being automatically enrolled in the Plan, each newly hired eligible employee is provided a notice of the Plan’s automatic enrollment provisions and is given a period of time during which to opt out of Plan participation. Newly hired eligible employees may also voluntarily elect to enroll in the Plan with an effective date prior to the date they would otherwise be automatically enrolled and may elect a contribution rate other than 3% of eligible compensation.

All participants, including those who are automatically enrolled, may change or suspend their level of Plan contributions at any time.

The Company matching contribution available to a Plan participant is determined based on the component of the Plan in which the participant participates. For all Plan participants hired after April 30, 2002 and

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

those Plan participants hired prior to May 1, 2002 who elected to be covered by the Account-Based Design feature of the Plan, the Plan provides for a Company matching contribution equal to 100% of the first 5% of compensation contributed by the participant. For Plan participants who were employees of the Company as of April 30, 2002, who elected to be covered under the Traditional Design feature of the Plan, the Plan provides for a Company matching contribution equal to 70% of the first 2 1/2% of the participant’s compensation contributed to the Plan and 40% of the next 5% of the participant’s compensation contributed to the Plan.

Prior to March 31, 2007, Company matching contributions were made to participant accounts, in a combination of 50% Company common stock and 50% cash invested according to the participant direction. Effective March 31, 2007, the 50% of Praxair matching contributions that had been made to participant accounts in Company common stock began to be made in cash immediately invested according to the participant investment directions.

The Company also makes an annual non-matching contribution on behalf of eligible employees of Praxair Precision Components, Inc. (formerly Treffers Precision, Inc.) who have completed at least one year of service with Praxair Precision Components and are employed by Praxair Precision Components as of the last day of the Plan year for which the contribution is to be made. This contribution is made in cash equal to 2.5% of each eligible participant’s eligible compensation for the relevant Plan year.

Vesting

Participants are fully vested in their Plan account balances at all times.

Investment Options

Plan participants may, subject to certain restrictions, direct the investment of their Plan accounts among various investment options offered by the Plan listed below.

Mutual Funds

Common Trusts

Praxair Common Stock Fund

Dividend Payout on Company Stock Funds

A dividend payout feature allows participants to elect to receive any future dividends from the Praxair Common Stock Fund in cash as taxable distributions, rather than having such dividends reinvested in the Plan. A portion of the Plan, consisting of the Praxair Common Stock Fund has been designated as an Employee Stock Ownership Plan (“ESOP”). This designation as an ESOP has no other effect on benefits under the Plan.

Withdrawals and Distributions

Plan participants may withdraw after-tax contributions from their account balances while working and in limited cases (as defined in the Plan’s provisions) may withdraw before-tax contributions. Mandatory distributions from the Plan are required to begin no later than April 1 of the year following the year in which a participant attains age 70 1/2 or retires from service with the Company, whichever is later. Participants may begin receiving distributions at age 59 1/2.

Loans

The Plan generally permits participants to borrow from their accounts a minimum of $1,000 up to the lesser of $50,000 or 50% of their vested account balances. Participants are permitted to have two loans outstanding at any time. Certain other restrictions apply, as defined in the Plan’s provisions.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Loans are repaid during fixed terms not to exceed five years (thirty years for principal home loans). Principal and interest is paid ratably, generally through payroll deductions. The loans are collateralized by the balance in the participant’s account and bear interest at fixed rates determined at loan inception. The loan interest rate is set quarterly at a rate equal to 1% less than the prime rate. Interest rates on loans outstanding as of December 31, 2008, ranged from 3.00% to 11.50% with various maturity dates through 2038. A loan application fee of $35 is charged to the participant’s account for each new loan.

Rollovers

Rollovers represent transfers of account balances of certain participants into certain investments of the Plan from other qualified plans or from individual retirement accounts.

Unclaimed Benefits and Forfeitures

The benefit payable on behalf of a participant who cannot be located by the Administrator is forfeited at such time as the Administrator has made the determination. However, the forfeiture will be restored to the Plan by the Administrator if such participant subsequently makes a valid claim for the benefit.

Note 3 - Summary of Significant Accounting Policies

Method of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

New Accounting Pronouncement

Effective January 1, 2008, the Plan adopted SFAS No. 157, Fair Value Measurements (“SFAS No. 157”), which defines the method of determining fair value and requires additional disclosure about the use of fair value to measure assets and liabilities on a market-based exit price methodology. Adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements. See Note 6 for the required disclosures.

Payment of Benefits

Benefits are recorded when paid.

Participant’s Account Activity

Participant accounts are credited with participant and Company matching contributions and an allocation of Plan earnings, which is based on participant account balances. Participant accounts are charged for withdrawals and administrative expenses.

Investment Valuation and Income Recognition

Plan investments are reported at fair value which is determined based upon quoted market prices or using observable market based inputs, other than quoted market prices, for similar investments. Funds are valued on a daily basis. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year-end. The fair value per unit of investments in common trusts is determined by each fund’s trustee based on the fair value of the underlying securities within that fund. The Plan accounts for fully benefit-responsive investment contracts in accordance with Financial Accounting Standards Board (“FASB”) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”). The FSP defines the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

contribution plans. As required by the FSP, investments in the accompanying Statements of Net Assets Available for Benefits include fully benefit-responsive investment contracts recognized at fair value with a corresponding adjustment to reflect these investments at contract value. The Fidelity Managed Income Portfolio II is stated at fair value in accordance with the provisions of the FSP. Contract value represents contributions made plus earnings, less Plan withdrawals and administrative expenses. Loans to participants are carried at outstanding balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. These investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note - 4 Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 and 2007 to Form 5500:

	2008	2007
Net assets available for benefits per the financial statements	$822,907,868	$1,123,804,562
Adjustments from fair to contract value for fully benefit-responsive contracts	(10,302,295)	(1,919,075)

Net assets available for benefits per the Form 5500	$812,605,573	$1,121,885,487

The following is a reconciliation of the net investment loss per the financial statements for the year ended December 31, 2008 to the Form 5500:

2008
Total net investment loss per the financial statements	$(271,435,272)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2008	(10,302,295)
Adjustments from fair to contract value for fully benefit-responsive contracts as of December 31, 2007	1,919,075

Total net investment loss per the Form 5500	$(279,818,492)

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

Note 5 - Investments

Individual investments held by the Plan that exceed five percent of the Plan’s net assets available for benefits at December 31, 2008 and 2007, respectively, are noted below:

	2008	2007
Praxair Common Stock Fund	$293,061,731	$403,881,134
Fidelity MIP II Class 3 Fund (contract value- $264,176,162 and $255,040,448, respectively)	253,873,868	253,121,372
Fidelity International Discovery Fund	*	86,940,702

*	Not Applicable, investment amount is below five percent

The Fidelity Managed Income Portfolio (“MIP”) II Class 3 Fund, a commingled pool, is a stable value fund that may invest in investment contracts issued by insurance companies and other financial institutions, fixed income securities and money market funds and is presented in the financial statements at fair value and is adjusted to contract value because such investments are fully benefit-responsive investment contracts. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value during the term of the contract. There is no reserve against the contract value for credit risk of the contract issuer or otherwise. The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. If an event occurs that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial termination or merger with another plan); (ii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the plan. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants is probable. The average yield based on actual earnings was approximately 3% and 5% at December 31, 2008 and 2007, respectively. The average yield based on interest credited to participants was approximately 4% at December 31, 2008 and 2007.

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Year Ended December 31, 2008
Mutual Funds	$(152,198,989)
Praxair Common Stock Fund	(137,024,103)
Common Trusts	(11,833,980)

$(301,057,072)

Note 6 - Fair Value Measurements

Effective January 1, 2008 the Plan adopted SFAS No. 157, Fair Value Measurements, which establishes a fair value hierarchy for disclosure of fair value measurements as follows:

Level 1 – quoted prices in active markets for identical assets or liabilities

Level 2 – quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 – inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The following table summarizes investment assets measured at fair value at December 31, 2008:

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
Assets
Mutual Funds	$229,352,012	—	—	$229,352,012
Common Trusts	—	$267,899,848	—	267,899,848
Praxair Common Stock Fund	293,061,731	—	—	293,061,731
Loans to participants	—	22,107,567	—	22,107,567

Total	$522,413,743	$290,007,415	—	$812,421,158

There are no plan liabilities required to be recorded at fair value at December 31, 2008.

Note 7 - Tax Status

The Internal Revenue Service determined and informed the Company by a letter dated September 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the Code. Although the Plan has been amended since the date it was submitted to the Internal Revenue Service, the Plan Administrator and counsel believe that in design and operation, it continues to operate in accordance with applicable law.

Note 8 - Plan Expenses

Administrative fees are paid by the Plan in accordance with Plan provisions and allocated to Plan participant accounts based upon account balances. Plan participants are charged an annual rate of 0.04% of their account balance on a monthly basis. These fees, which are accumulated and paid out of the Fidelity Cash Reserves Fund, are intended to cover all administrative expenses incurred by the Plan. To

Praxair Retirement Savings Plan

Notes to Financial Statements

December 31, 2008 and 2007

the extent deductions from participant accounts were insufficient to cover the total cost of the Plan the difference would be paid by the Company. No plan expenses were paid by the Company during the year 2008.

Note 9 - Transfers of Participants

Participant Plan account balances are reflected by the recordkeeper as of the closing date per the financial statements. Participants who transfer between the Company and/or any of its subsidiaries or affiliates during the Plan year have their respective balances reflected in the 401(k) plan of the Praxair entity by whom they were employed at the end of the Plan year. The amounts reflected in the Statement of Changes in Net Assets Available for Benefits represent the balances of participants who moved into the Plan or out of the Plan into another Company-sponsored Plan during the year. The amounts for transfers into the Plan and out of the Plan due to participants moving between the other plans during the year were $343,459 and $346,316, respectively.

Note 10 - Parties-in-Interest Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.

Certain Plan investments include shares of common stock of Praxair, Inc., the Plan Sponsor, and, therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

Note 11 - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan’s provisions to terminate the Plan at its sole discretion. Upon such termination, the net assets of the Plan will be distributed or sold exclusively for the benefit of the participants (or their beneficiaries).

Note 12 - Subsequent Event

Effective May 1, 2009, the Vanguard Total Bond Market Index Fund was added to the Plan as an investment option for Plan participants. The Vanguard Total Bond Market Index Fund is an alternative to the Morgan Stanley Institutional Fund Trust (“MSIFT”) Core Plus Fixed Income Portfolio.

Praxair Retirement Savings Plan

EIN: 06-1249050, Plan Number: 334

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2008

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current value
*	Praxair Common Stock Fund	Stock Fund	**	$293,061,731
*	Fidelity MIP II Class 3 Fund	Common/Collective Trust	**	253,873,868
*	Fidelity International Discovery Fund	Mutual Fund	**	38,302,832
	Spartan U.S. Equity Index Fund	Mutual Fund	**	30,724,510
*	Fidelity Magellan Fund	Mutual Fund	**	26,343,309
	Columbia Acorn Fund - Class Z	Mutual Fund	**	26,331,177
	MSIFT U.S. Small Cap Core Value Portfolio	Mutual Fund	**	24,028,944
*	Fidelity Equity Income Fund	Mutual Fund	**	23,416,997
	MSIFT Core Plus Fixed Income Portfolio	Mutual Fund	**	18,860,650
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund	**	17,069,221
	PIMCO Emerging Markets Bond Fund	Mutual Fund	**	14,090,585
	Vanguard LifeStrategy Income Fund	Mutual Fund	**	10,183,717
	International Index Fund	Common/Collective Trust	**	7,071,189
	Wellington TC Growth Portfolio	Common/Collective Trust	**	6,954,791
*	Fidelity Retirement Money Market***		70	70

				790,313,591
*	Participant Loans	Rates ranging 3.00% to 11.50%; maturities through 2038	**	22,107,567

	Total investments, at fair value			$812,421,158

*	Party-in-interest
**	Cost information is not required for participant directed investments and therefore, is not included
***	Fund is no longer an investment option

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Praxair Retirement Savings Plan

Date: June 15, 2009

	By:	/s/ James S. Sawyer
James S. Sawyer, Member of the Administration and Investment Committee for the Praxair Retirement Savings Plan

(On behalf of the Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Praxair Retirement Savings Plan

Danbury, Connecticut

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Nos. 33-87274, 33-48478 and 333-81248) of our report dated June 15, 2009, relating to the financial statements and supplemental schedule of Praxair Retirement Savings Plan appearing in this Form 11-K for the year ended December 31, 2008.

/s/ BDO Seidman, LLP
Philadelphia, Pennsylvania
June 15, 2009